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                                                                 Exhibit (c)(13)

[LOGO OF BARNETT BANK]                      Barnett Bank of Broward County, N.A.

Commercial Real Estate                      One East Broward Boulevard
                                            Fort Lauderdale, Florida 33301


March 12, 1997


Mr. Stephen A. Lovelette
Vice President
Arvida/JMB
900 North Michigan Avenue
Chicago, Illinois 60611-1575

Re: Refinance of Arvida/JMB Partners, L.P.

Dear Steve,

Barnett Bank is pleased to present the following proposed terms to provide financing for the Partnership. While these terms summarize our proposal, the complete terms and conditions will be those contained in the loan documents. I hope you will find everything to be in order and am looking forward to working together.

Borrower:            Arvida/JMB Partners, L.P. (Partnership)
---------

Participation:       The amounts discussed below are gross facility amounts,
--------------       subject to participation. Barnett has approval for a
                     maximum 50% share of each facility.

Facilities/Amounts:  1) $75,000,000 Term Loan
-------------------  2) $20,000,000 Revolving Line of Credit
                     3) $5,000,000 Revolving Line of Credit available for the issuance of standby letters of credit.

Repayment:           Curtailments will be based on the following: i) $12,500,000
----------           by each anniversary of the closing of the loan, ii) the sum of any shortfalls from previous years calculated by
                     subtracting the actual curtailments for any year from
                     $18,750,000, iii) additional principal curtailments will be based upon a formula calculated by multiplying
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               cash available for distribution* times 25%.  Curtailments related to (iii) will occur at the time distributions are made.

               Subject to the other terms and conditions in the loan agreement once the Borrower has curtailed the term loan by $18,750,000 in year 1, ii) $37,500,000 (cumulative) for years 1 and 2, or iii) $56,250,000 (cumulative) for years 1, 2, and 3, the Borrower may distribute remaining cash available for distribution without the Bank receiving 25%.

               * Cash available for distribution will include all sources of cash that will constitute the distribution (e.g. cash flow after project financing, cash from cash accounts that will be distributed).

Term:          48 months from closing for all facilities.

Collateral:    All property and assets presently owned or in the future owned by the Borrower subject to a first lien of the Bank Group. Security will consist of first real estate mortgagees on real property and improvements including tangible and intangible personalty associated with the properties, pledge or assignment of all other assets, sales contracts, and Borrower interests in any entities.
               Notwithstanding the foregoing, Borrower will be able to finance individual projects up to an aggregate committed amount of $70 million. In the event a joint venture partner of the Borrower will not consent to a first lien or pledge of its assets, the Borrower will not be obligated to provide the lien or pledge, and the Bank Group will not accept the property in the calculation of loan-to-value.

Administrative
Agent:         Barnett Bank

Pricing:       Rate
               i)  LIBOR + 225 basis points, or
               ii) Prime

               Fee
               1% loan fee on all facilities.

               Note: Barnett intends to fully pass through all fees and rate to other banks participating in the three credits with exception of the letter of credit facility where only 7/8% of the 1% fee will be passed through. Because multiple L/C's are impractical, Barnett will issue one letter of credit for the bank group. For this service it will receive 1/8%.
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Other:         1)  Covenants -- Please see attached Conditions Sheet.
------
               2) Borrower will pay all reasonable third-party costs incurred by Barnett in underwriting the loan, including but not limited to: appraisal, environmental, costing, inspections, and legal. All costs will be subject to Borrower's review. If possible and if appropriate, Bank will try to use any existing reports in its underwriting.

I hope you will find this proposal acceptable and that you will ask Barnett to move forward with documenting the loan. I look forward to talking with you.

Very truly yours,

/s/  Brian K. Davis

Brian K. Davis
Vice President

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                                  CONDITIONS
                                  ----------


1) Facilities: Are part of a $100,000,000 financing package and should be viewed collectively. BBBC will have a maximum 50% share and assume the role of administrative agent. We anticipate that the remaining $50,000,000 share will be participated to at least one, but more likely, two other banks including [names of banks redacted].

2) Loan-to-Value: The three facilities will not exceed 60% for the first two years and 50% for the remaining two years. Loans will include the committed amount of the three subject facilities divided by all assets where the bank group has a first lien and excluding assets and their respective debt financed outside of the facility. LTV to be reaffirmed whenever releases are submitted to the Bank, most likely quarterly. LTV calculations will be based on the remaining collateral secured by the bank group's first mortgage. For any period when a new appraisal of the assets has not been performed, Bank will attempt to use the discounted cash flow model as a proxy for value of the remaining assets. Borrower to warrant that it is in compliance with the LTV covenant whenever it draws funds under the revolver or requests a letter of credit.

If the LTV covenant is in excess of the specified level, the Borrower shall: i) pay down the term loan to a level such that the covenant would not be violated, or, ii) place sufficient cash into a cash collateral account at Barnett Bank that, when added to the value of the other collateral, would permit the ratio to be in compliance.

3) Appraisals: Value will be determined by appraisals acceptable to the bank group. Borrower will need to appraise sufficient properties to render the LTV levels discussed above. If necessary, the bank group will have the right to appraise all assets securing the loan once annually at the Borrower's expense. Any disputes relating to value will be resolved under a dispute resolution methodology as set forth in the loan agreement.

4) Term Loan Curtailments: Annual curtailments will be based on the following:
i) $12,500,000 by each anniversary of the closing of the loan, ii) the sum of any shortfalls from previous years calculated by subtracting the actual curtailments for any year from $18,750,000, iii) additional principal curtailments will be based upon a formula calculated by multiplying cash available for distribution* times 25%.

Subject to the other terms and conditions in the loan agreement, once the Borrower has curtailed the term loan by $18,750,000 in year 1, ii) $37,500,000 (cumulative) for years 1 and 2, or, iii) $56,250,000 (cumulative) for years 1, 2, and 3, the Borrower may distribute remaining cash available for distribution* without the Bank receiving 25%.

*Cash available for distribution will include all sources of cash that will constitute the distribution (e.g. cash flow after project financing, cash from cash accounts that will be distributed).

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5)  Application/Underwriting Fee:  The Borrower will pay a non-refundable application fee of $25,000 when BBBC issues an acceptable term sheet. This fee will be applied against the commitment fee if the loan closes. If the loan does not close for reasons other than BBBC declining the request, the partnership will further compensate BBBC for reasonable third party costs.

6)  Covenants:   All covenants will be tested quarterly. Financial covenants will be calculated using operating results for the prior twelve month period.

                a) DSC: Minimum of 1.6:1 If (less than) 1.6: No further distributions until the ratio of 1.6:1 is restored. If (less than) 1.3: event of default. In 1998 only, Borrower may make distributions to the partners as long as DSC is greater than or equal to 1.3X. DSC is defined as cash flow after project financing divided by all payments of interest and required amortization related to the term loan. Interest expense includes all accrued and capitalized interest. Capitalized interest may be excluded as long as it is being funded from an interest reserve. Provided no other covenants are in default, if the DSC covenant is in default, the Borrower will have 90 days to cure.
                b) Liabilities to Net Worth must be (less than) 1.65:1 during the first two years of the loan. The ratio will decrease to 1.5:1 for the final two years of the loan. Liabilities will include all GAAP liabilities, including: letters of credit (except when posted as "maintenance bonds" and the Borrower can demonstrate that the work has been completed), financial guaranties of indebtedness (without redundancy), and unfunded obligations of the borrower. If the ratio exceeds the prescribed level using committed, but unfunded obligations, but is less than the prescribed level using outstandings, the Borrower will not be permitted to make any distributions, but it will not constitute an event of default.
                c) Minimum GAAP net worth must be at least $120,000,000 at the time of closing and reduce annually by an amount equal to the total curtailments made to the Term Loan.
                d) Borrower may not acquire additional land except as may be required under existing DRI's or to maintain or preserve entitlements. Notwithstanding the foregoing, the purchase of HAE, predesignated parcels at Weston, and a parcel adjacent to Water's Edge is allowed.
                e) Financial Information: Bank group will have the right to receive sufficient information including, but not limited to:
                GAAP basis quarterly partnership financial statements (45 days after the end of the quarter), audited consolidated and unaudited consolidating financial statements (90 days after the end of the year), property cash flows, rent rolls and leasing status reports, budgets (45 days

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               prior to the end of the year), operating statements, note
               receivable summary, summary of cash and cash equivalents, overhead budgets, and capital improvement budgets.

               f) Borrower may not have or incur additional debt.
               Notwithstanding the foregoing, Borrower may not incur third party project debt in excess of $70 million based on the committed amount of the loans.

               g) Borrower will not permit or make: i) any material changes to its partnership agreement, ii) a change in control of the general partner of the Borrower, or, iii) a change in control of the Borrower without the prior consent of the Bank, which consent shall not be unreasonably withheld or delayed. Consideration of any requested changes will be in accordance with the Bank's normal and customary standards. If the Bank Group consents to
               (ii) or (iii), the Borrower will pay a 1/2% fee calculated on the committed amount of the revolver and L/C facility and a 1/2% fee on the then outstanding amount of the term loan.

7) Events of Default: Customary without limitation, failure to make payments when due; breach of covenants; breach of representations and warranties; breach of any guaranties; bankruptcy/insolvency; judgments or attachments which cannot be bonded or cured within an acceptable period; any monetary or material non-monetary default resulting in acceleration of other recourse indebtedness in excess of $5,000,000. All defaults will have customary notice and cure provisions. Defaults under non-recourse debt are excluded from this provision.

8) Intercompany Advances: Except for cases in the ordinary course of business and for properties and assets currently in the portfolio or permitted to be acquired under the loan documents, the Borrower is prohibited from making any intercompany advances for businesses or assets outside of Arvida/JMB Partners, L.P.

9) Revolver Clean-up: Borrower will clean-up the Revolver for 30 consecutive days during each twelve month period commencing at closing. The loan will consist of four 12 month periods. The Borrower will have the ability, for one time only, to clean-up the Revolver during a 24 month period and not have the lack of clean-up constitute an event of default. However, during this period, the Borrower may not make any distributions. If the Borrower does not clean-up the Revolver by the end of the 24 month period, it will be an event of default.

10) Letters of Credit: BBBC will front the letter of credit for the bank group. For this service, BBBC will receive 1/8% on the remaining bank group's share of the letter of credit facility. Any draws under the facility will be funded by BBBC and immediately reimbursed by the other participating banks (via a reimbursement provision in the intercreditor agreement). Borrower will cash collateralize any letters of credit outstanding at maturity of the Letter of Credit facility.

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11)  Legal:  All litigation affecting the Borrower, the Partnership Agreement,
DRI/zoning status to be reviewed by Bank counsel prior to closing, to confirm Borrower's representations.

12) Unscheduled Asset Sales: For any currently unscheduled asset sales occurring during any year during the term of the loan greater than or equal to $25 million, alone or cumulatively, Borrower will not distribute the proceeds from those sales until BBBC has had sufficient opportunity to evaluate the effect of those sales on the remaining collateral value and the loan covenants. If the distribution would not result in a violation of any of the loan covenants, then the Borrower would be free to make a distribution subject to the loan agreement. If the distribution would result in a violation of any of the loan covenants: i) the Borrower would not be permitted to make the distribution related to those sales until the time that, if by making the distribution, no covenants would be violated, or, ii) Borrower could pay down the term loan to a level so that no covenants would be violated after the distribution.

13) Recourse: Each of the three facilities will be without recourse to the general partner and each of the limited partners in the Borrower (and any of their respective officers, directors, shareholders, partners, other owners, or agents). Deficit capital accounts of the partners in the Borrower and any Obligations of any partner to: i) contribute capital or otherwise pay amounts to the Borrower or to any other partners, or, ii) restore or repay any deficit capital account shall not be considered an asset or property of the Borrower to which Lenders shall have any recourse.

14) Swap/Cap: Borrower has agreed to swap or cap on third of the projected outstandings of the term loan.

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